Heskett & Heskett
Attorneys At Law
John Heskett	2401 Nowata Place, Suite A	Tele phone (918) 336-1773
	Bartlesville, Oklahoma 74003	Facsimile (918) 336-3152
John Heskett (1932-2005)		Email: info@hesklaw.com
Bill Heskett (1933 - 1993)

April 10, 2017

Maryse Mills-Apenteng

Special Counsel

United States Securities

and Exchange Commission

Re:	BorrowMoney.com, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 27, 2016
File No. 333-208854

Dear Ms. Mills-Apenteng:

I am counsel for BorrowMoney.com, Inc. and am in receipt of your letter dated October 21, 2016, regarding the referenced filings. The Company’s responses to your questions are as follows:

1. We have reviewed your response to prior comment 1 and continue to believe that you are a shell company as defined in Rule 405. In this regard, we note that you currently have no material agreements with any lenders, though you describe securing licensed, qualified lenders as the first step in your business plan. Further, the amount and nature of the expenses incurred to develop your proprietary platform and software are unclear. Without further information, the business related activities you have described do not support the conclusion that your company is not a shell company. If you have additional information that you believe disqualifies your company from being a shell company, please provide it to us. Otherwise, please revise your filing to disclosure that you are a shell company and further disclose the consequences of such status, such as the restrictions on the transferability of your equity interests and the unavailability of Rule 144.

Response: We have made substantial changes throughout the S-1 to add more detail above the Company’s business.

2. In your response to prior comment 1, the number of offices and employees indicated is not consistent with the disclosure in your registration statement. Please reconcile and discuss the business operations of each office, if material.

Response: We have corrected this inconsistency within the S-1.

3. We note your response to prior comment 2. Please confirm that there have been no sales of common equity securities of any of your predecessor entities pursuant to an effective registration statement under the Securities Act of 1933 that occurred on or before December 8, 2011.

Response: There have been no sales of common equity securities.

Prospectus Summary

Our Company, page 3

4. We note your revisions in response to prior comment 7; however, your disclosure regarding who your customers are and the extent of your current business activities remains unclear. In this regard, there are instances where you appear to suggest that the consumer applicants are, or would be, your customers. Please indicate a prominent and clear statement indicating that your customers will be the lenders who join your network and that you currently have no lenders in your network and therefore no customers. Additionally, clearly state that the individual consumers that inquire about, and apply for loans through your network are not your customers. Please make corresponding revisions in the Business section.

Response: We have revised and clarified that in fact our customers and income would be lenders.

Executive Compensation, page 53

5. Please provide the information required by Item 402 of Regulation S-K for your fiscal year ended August 31, 2016. For guidance, please refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: The schedule has been revised.

Transactions with Related Persons, Promoters and Certain Control Persons, page 54

6. We note your response to prior comment 19. Please disclose the interest rate of the loan from your president and update the information in this section to include all related party transactions since the beginning of the last fiscal year rather than those transactions that occurred as of May 31, 2016.

Response: We have revised to reflect the interest rates at four percent (4%) per annum.

7. Please file the agreements underlying the loan from your president and the web design work provided by E-Wiz Solutions, LLC as exhibits to your registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. To the extent either of these is an oral agreement, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Response: These are attached.

Financials

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Basis of presentation, page 41

8. You disclose that you changed your fiscal year to August 31 in conjunction with the April 2015 merger. However, Section 7.1 of the Bylaws included as Exhibit 3.6 indicates that your fiscal year end is the last day of December. Please explain or revise to include audited financial statements for the fiscal year ended December 31, 2015 pursuant to Rule 8-08 of Regulations S-X.

Response: This has been corrected.

Note 6 – Subsequent Events, page 46

9. Revise to update the date through which you evaluated subsequent events with respect to your interim financial statements. Refer to ASC 855-10.

Response: We have brought the date forward.

Signatures, page 59

10. We note your response to prior comment 21. Please revise to identify your controller or principal accounting officer. Refer to the signatures section of Form S-1.

Response: This has been corrected.

Finally, as requested, the Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The foregoing information is deemed to be Company’s complete response to your inquiries of October 21, 2016. In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ John Heskett
John Heskett

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